FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 27, 2020 of Performance Shipping Inc. (the “Company”) announcing that (i) the Company has redeemed all of its issued and outstanding Series C Preferred Shares from Diana Shipping Inc., for an aggregate purchase price of US$1.5 million, and (ii) that, as of the opening of trading on Monday, March 30, 2020, it will commence trading on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: March 27, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Director, Deputy Chief Executive Officer,
Chief Financial Officer, Treasurer and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES REPURCHASE OF SERIES C PREFERRED SHARES AND CHANGE OF TICKER SYMBOL

ATHENS, GREECE, March 27, 2020 – Performance Shipping Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that it has redeemed all of its issued and outstanding Series C Preferred Shares from Diana Shipping Inc., for an aggregate purchase price of US$1.5 million. The Series C Shares, which were issued to Diana Shipping Inc. under a then-existing credit facility in exchange for a reduction of indebtedness of US$3.0 million, conveyed 250,000 votes per Series C share. The Series C Shares have effectively been cancelled by the Company.

Separately, the Company also announced that, as of the opening of trading on Monday, March 30, 2020, it will commence trading on the Nasdaq Capital Market under the ticker symbol “PSHG”.

Commenting on the recent changes, Mr. Andreas Michalopoulos, the Company’s Deputy Chief Executive Officer, stated:

“The Company is pleased to have redeemed all of its Series C voting shares, which marks an important step in simplifying the Company’s outstanding securities and enabling the pursuit of a differentiating business strategy with an independent management team. Additionally, the transfer of the ticker symbol to ‘PSHG’ and the previously completed name change reflect the Company’s ongoing focus on becoming a pure tanker owning company.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s current fleet of vessels is employed primarily on spot charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.